# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

## 2 December 2009

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

## Optimer Pharmaceuticals, Inc.

## File No. 333-138555 -- CF# 24275

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Optimer Pharmaceuticals, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on November 9, 2006.

Based on representations by Optimer Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.4 | through November 13, 2014 |
| Exhibit 10.6 | through November 13, 2014 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Timothy S. Levenberg
Special Counsel